Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

	Year ended December 31,
	2009	2010	2011	2012	2013	First Three Months of 2014
	(Unaudited)
	(In millions, except for ratios)
Fixed Charges:
Interest expense, including amortization of debt issuance costs	$84.5	$89.0	$83.9	$101.6	$115.9	$25.0
Other fixed charges (b)	10.9	6.3	10.6	11.0	11.9	3.1

Total fixed charges as defined	$95.4	$95.3	$94.5	$112.6	$127.8	$28.1

Earnings (Loss):
Income (loss) from continuing operations before income tax expense (benefit)	$(297.1)	$118.8	$138.1	$31.5	$86.3	$40.6
Total fixed charges as defined	95.4	95.3	94.5	112.6	127.8	28.1
Other adjustments (c)	(7.4)	(1.7)	(6.4)	(7.1)	(5.5)	(1.2)

Total earnings (loss) as defined	$(209.1)	$212.4	$226.2	$137.0	$208.6	$67.5

Ratio of earnings (loss) to fixed charges	(a)	2.23	2.39	1.22	1.63	2.40

(a)	Earnings/(Loss) for the year ended December 31, 2009 were inadequate to cover fixed charges by $304.5 million.
(b)	Includes capitalized interest and estimated interest portion of rents
(c)	Includes fixed charges not deducted in the determination of income (loss) from continuing operations before income tax expense, the amortization of capitalized interest and earnings in equity of affiliates.